UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

HONG KONG HIGHPOWER TECHNOLOGY, INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

None
(CUSIP Number)

Anthony C. Pintsopoulos
c/o SRKP 11, Inc.
4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308
(310) 203-2902 _
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

           November 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [None]

1.	Names of Reporting Persons. Anthony C. Pintsopoulos I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization	U.S.A.

	7.	Sole Voting Power	426,510
Number of	8.	Shared Voting Power	0
Shares Bene-	9.	Sole Dispositive Power	426,510
ficially Owned	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	426,510
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Aggregate Amount Beneficially Owned by Each Reporting Person	2.1%(1)
14.	Type of Reporting Person (See Instructions) IN

(1) Based on 20,578,530 shares of Common Stock outstanding as of November 2, 2007.

Amendment No. 1 to Schedule 13D

This Amendment No. 1, dated November 6, 2007, to Schedule 13D is filed on behalf of Anthony C. Pintsopoulos (“Reporting Person”), and amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on September 13, 2006 (the “Schedule 13D”) relating to the common stock (“Common Stock”), $.0001 par value per share, of Hong Kong Highpower Technology, Inc. (the “Issuer”), a Delaware corporation.

Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the 810,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $325.00 in January 2006. The source of funding for this purchase was through personal funds.

As more fully described in Item 4, which is incorporated herein by reference, and in connection with a share exchange transaction that closed on November 2, 2007, the Reporting Person canceled 383,490 shares which decreased the number of shares beneficially owned by the Reporting Person from 810,000 shares to 426,510 shares. The Reporting Person did not receive any cash consideration for the cancellation of the shares. The Reporting Person also resigned from all executive, director and other positions with the Issuer upon closing of the share exchange transaction.

Item 4. Purpose of Transaction

On October 20, 2007, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with Hong Kong Highpower Technology Co., Ltd, a Hong Kong corporation (“HKHT”), and all of the shareholders of HKHT. The Share Exchange closed on November 2, 2007. Immediately prior to the Share Exchange, the Issuer and its shareholders agreed to cancel an aggregate of 2,556,602 shares of common stock such that there were 2,843,398 shares of common stock outstanding immediately prior to the Share Exchange. As described in Item 3, which is incorporated herein by reference, the Reporting Person is one of the shareholders that agreed to cancel shares.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 426,510 shares of Common Stock, representing 2.1% of the outstanding shares of Common Stock (based on the number of outstanding shares upon as of November 2, 2007, the closing of the share exchange).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 426,510 shares of Common Stock owned by the Reporting Person.

(c) Not applicable.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 426,510 shares of Common Stock owned by the Reporting Person.

(e) The Reporting Person ceased to own more than 5% of the outstanding securities of the Issuer on November 2, 2007, the closing of the Share Exchange Transaction.

Item 7. Material to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement, dated as of October 20, 2007, by and among SRKP 11, Inc., Hong Kong Highpower Technology Co., Ltd. (“HKHT”), and all of the shareholders of HKHT (incorporated by referenced from Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2007)

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: November 6, 2007

ANTHONY C. PINTSOPOULOS

By:
/s/ Anthony C. Pintsopoulos
By: Anthony C. Pintsopoulos

EXHIBIT INDEX

Exhibit 1
Share Exchange Agreement, dated as of October 20, 2007, by and among SRKP 11, Inc., Hong Kong Highpower Technology Co., Ltd. (“HKHT”), and all of the shareholders of HKHT (incorporated by referenced from Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2007)